                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(MARK ONE):

/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                      OR

/   /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934

For the transition period from __________ to ___________

                         Commission file number 1-5231

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 McDonald's Corporation Profit Sharing Program

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            McDonald's Corporation
                               McDonald's Plaza
                           Oak Brook, Illinois 60523

FINANCIAL STATEMENTS AND EXHIBIT

(a)     Financial Statements


McDonald's Corporation Profit Sharing Program Financial Statements

        Report of Independent Auditors                                         1

        Statements of Net Assets Available for Benefits, with Fund Information
           at December 31, 2000 and 1999                                       2

        Statements of Changes in Net Assets Available for Benefits, with Fund
           Information For The Years Ended December 31, 2000 and 1999          3

        Notes to Financial Statements                                          4

(b)     Exhibit

Exhibit 23 - Consent of Independent Auditors

                 McDonald's Corporation Profit Sharing Program

                             Financial Statements

                    Years ended December 31, 2000 and 1999


                                   Contents

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4

                        Report of Independent Auditors

To Administrative Committee
McDonald's Corporation Profit Sharing Program

We have audited the accompanying statements of net assets available for benefits of McDonald's Corporation Profit Sharing Program as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of McDonald's Corporation Profit Sharing Program at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.


Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for the benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                               ERNST & YOUNG LLP

April 26, 2001

                  McDonald's Corporation Profit Sharing Program

                 Statements of Net Assets Available for Benefits
                                 (In Thousands)

                                                                                        December 31, 2000
                                                                 ------------------------------------------------------------------
                                                                                           McDESOP and
                                                                                         Leveraged ESOP
                                                                               ------------------------------------
                                                                   Profit
                                                                  Sharing          Allocated       Unallocated
                                                                    Plan             Funds            Funds             Total
                                                                 ------------------------------------------------------------------
Assets
Investments, at fair value:
   Commercial paper and other short-term investments             $     53,946     $       8,199      $    4,185       $     66,330
   Corporate bonds                                                        500                 -               -                500
   Asset-backed securities                                                  -                 -               -                  -
   Common and preferred stocks other than McDonald's Corporation      330,670                 -               -            330,670
   McDonald's Corporation common stock:
     49,298,732 shares in 2000; 53,784,192 shares in 1999             309,278         1,034,877         331,966          1,676,121
   Common trust funds                                                  51,148                 -               -             51,148
Investment, at contract value:
   Insurance contracts                                                265,699                 -               -            265,699
                                                                 ------------------------------------------------------------------
Total investments                                                   1,011,241         1,043,076         336,151          2,390,468

Receivables:
   Company contributions                                               10,408              (117)              -             10,291
   Accrued income                                                         421                41              21                483
   Other                                                                  833               201               -              1,034
                                                                 ------------------------------------------------------------------
Total receivables                                                      11,662               125              21             11,808
                                                                 ------------------------------------------------------------------
Total assets                                                        1,022,903         1,043,201         336,172          2,402,276

Liabilities
Management and administrative expenses payable                            975               471               -              1,446
Accrued interest expense                                                    -                 -           3,283              3,283
Notes payable:
   Current                                                                  -                 -           8,003              8,003
   Long-term                                                                -                 -         115,865            115,865
Other liabilities                                                         542             2,528               -              3,070
                                                                 ------------------------------------------------------------------
Total liabilities                                                       1,517             2,999         127,151            131,667
                                                                 ------------------------------------------------------------------

Net assets available for benefits
Allocated net assets                                                1,021,386         1,040,202               -          2,061,588
Unallocated net assets                                                      -                 -         209,021            209,021
                                                                 ------------------------------------------------------------------
Net assets available for benefits                                  $1,021,386        $1,040,202        $209,021         $2,270,609
                                                                 ==================================================================




                                                                                         December 31, 1999
                                                                   ----------------------------------------------------------------
                                                                                            McDESOP and
                                                                                          Leveraged ESOP
                                                                                 ----------------------------------
                                                                     Profit
                                                                    Sharing         Allocated       Unallocated
                                                                      Plan           Account          Account          Total
                                                                   ----------------------------------------------------------------
Assets
Investments, at fair value:
   Commercial paper and other short-term investments               $     52,131    $       3,591     $          -    $     55,722
   Corporate bonds                                                        2,496                -                -           2,496
   Asset-backed securities                                                1,000                -                -           1,000
   Common and preferred stocks other than McDonald's Corporation        319,503                -                -         319,503
   McDonald's Corporation common stock:
     49,298,732 shares in 2000; 53,784,192 shares in 1999               409,026        1,313,032          446,112       2,168,170
   Common trust funds                                                    59,238                -                -          59,238
Investment, at contract value:
   Insurance contracts                                                  260,422                -                -         260,422
                                                                   ----------------------------------------------------------------
Total investments                                                     1,103,816        1,316,623          446,112       2,866,551

Receivables:
   Company contributions                                                 10,797              (24)             951          11,724
   Accrued income                                                           362               11               18             391
   Other                                                                      1              607                -             608
                                                                   ----------------------------------------------------------------
Total receivables                                                        11,160              594              969          12,723
                                                                   ----------------------------------------------------------------
Total assets                                                          1,114,976        1,317,217          447,081       2,879,274

Liabilities
Management and administrative expenses payable                            1,089              614                -           1,703
Accrued interest expense                                                      -                -              314             314
Notes payable:
   Current                                                                    -                -           20,045          20,045
   Long-term                                                                  -                -          123,868         123,868
Other liabilities                                                         1,767            3,623                -           5,390
                                                                   ----------------------------------------------------------------
Total liabilities                                                         2,856            4,237          144,227         151,320
                                                                   ----------------------------------------------------------------

Net assets available for benefits
Allocated net assets                                                  1,112,120        1,312,980                -       2,425,100
Unallocated net assets                                                        -                -          302,854         302,854
                                                                   ----------------------------------------------------------------
Net assets available for benefits                                    $1,112,120       $1,312,980         $302,854      $2,727,954
                                                                   ================================================================

The accompanying notes are an integral part of these financial statements.

                                                                  EIN 36-2361282
                                                                       Plan #001
                 McDonald's Corporation Profit Sharing Program

           Statements of Changes in Net Assets Available for Benefits
                                 (In Thousands)


                                                                                    December 31, 2000
                                                          ------------------------------------------------------------------------
                                                                                       McDESOP and
                                                                                     Leveraged ESOP
                                                                           ------------------------------------
                                                               Profit
                                                              Sharing          Allocated       Unallocated
                                                                Plan             Funds            Funds             Total
                                                          ------------------------------------------------------------------------
Net investment income (loss)
Dividend income                                             $       6,637     $       6,418       $    2,289      $     15,344
Interest income                                                    22,088               499               22            22,609
Net realized and unrealized (depreciation) appreciation
   in fair value of investments                                   (94,977)         (207,691)         (70,539)         (373,207)
Interest expense                                                        -                 -           (9,362)           (9,362)
Management and administrative fees                                 (3,117)             (685)               -            (3,802)
                                                          ------------------------------------------------------------------------
Total net investment income (loss)                                (69,369)         (201,459)         (77,590)         (348,418)

Contributions
Company                                                            10,408                20           24,590            35,018
Participants                                                        4,921            41,374                -            46,295
                                                          ------------------------------------------------------------------------
Total contributions                                                15,329            41,394           24,590            81,313

Allocations
Half a Buck Matching with Profit Sharing Forfeitures                  (82)               82                -                 -
Half a Buck Matching with Leveraged ESOP Shares                         -            16,419                -            16,419
Leveraged ESOP year-end allocations:
   Common Stock:
     1989 $200 million Leveraged ESOP                                   -            15,899          (26,845)          (10,946)
     1991 $100 million Leveraged ESOP                                   -             8,515          (13,988)           (5,473)
                                                          ------------------------------------------------------------------------
Total allocations                                                     (82)           40,915          (40,833)                -

Other changes
Benefits paid to terminated participants                          (94,437)          (96,008)               -          (190,445)
Interfund transfers (net)                                          57,688           (57,688)               -                 -
Other                                                                 137                68                -               205
                                                          ------------------------------------------------------------------------
Total other changes                                               (36,612)         (153,628)               -          (190,240)
                                                          ------------------------------------------------------------------------
Increase (decrease) in net assets available for benefits          (90,734)         (272,778)         (93,833)         (457,345)
Net assets available for benefits at beginning of year          1,112,120         1,312,980          302,854         2,727,954
                                                          ------------------------------------------------------------------------
Net assets available for benefits at end of year               $1,021,386        $1,040,202         $209,021        $2,270,609
                                                          ========================================================================

                                                                                    December 31, 1999
                                                          -----------------------------------------------------------------------
                                                                                       McDESOP and
                                                                                     Leveraged ESOP
                                                                           ------------------------------------
                                                               Profit
                                                              Sharing          Allocated       Unallocated
                                                                Plan            Account          Account            Total
                                                          -----------------------------------------------------------------------
Net investment income (loss)
Dividend income                                             $       6,431     $       6,299       $    2,378      $     15,108
Interest income                                                    24,089               173              339            24,601
Net realized and unrealized (depreciation) appreciation
   in fair value of investments                                    82,059            68,232           25,612           175,903
Interest expense                                                        -                 -          (11,125)          (11,125)
Management and administrative fees                                 (3,030)             (851)               -            (3,881)
                                                          -----------------------------------------------------------------------
Total net investment income (loss)                                109,549            73,853           17,204           200,606

Contributions
Company                                                            10,797                 -           19,810            30,607
Participants                                                        3,303            37,016                -            40,319
                                                          -----------------------------------------------------------------------
Total contributions                                                14,100            37,016           19,810            70,926

Allocations
Half a Buck Matching with Profit Sharing Forfeitures                 (368)                -                -              (368)
Half a Buck Matching with Leveraged ESOP Shares                         -            14,734                -            14,734
Leveraged ESOP year-end allocations:
   Common Stock:
     1989 $200 million Leveraged ESOP                                   -            24,557          (34,380)           (9,823)
     1991 $100 million Leveraged ESOP                                                13,052          (17,963)           (4,911)
                                                          -----------------------------------------------------------------------
Total allocations                                                    (368)           52,343          (52,343)             (368)

Other changes
Benefits paid to terminated participants                          (79,711)          (99,918)               -          (179,629)
Interfund transfers (net)                                          29,138           (29,138)               -                 -
Other                                                                 152               576                -               728
                                                          -----------------------------------------------------------------------
Total other changes                                               (50,421)         (128,480)               -          (178,901)
                                                          -----------------------------------------------------------------------
Increase (decrease) in net assets available for benefits           72,860            34,732          (15,329)           92,263
Net assets available for benefits at beginning of year          1,039,260         1,278,248          318,183         2,635,691
                                                          -----------------------------------------------------------------------
Net assets available for benefits at end of year               $1,112,120        $1,312,980         $302,854        $2,727,954
                                                          =======================================================================

The accompanying notes are an integral part of these financial statements.

                  McDonald's Corporation Profit Sharing Program

                          Notes to Financial Statements

                     Years ended December 31, 2000 and 1999


1.  Description of the Program

The McDonald's Corporation Profit Sharing Program ("the Program") was formed January 1, 1989, when the McDonald's Corporation Savings and Profit Sharing Plan ("Profit Sharing Plan") was merged with the McDonald's Matching and Deferred Stock Ownership Plan ("McDESOP"). The Profit Sharing Plan is a noncontributory, defined-contribution plan. The Profit Sharing Plan includes the Investment Savings account, which permitted participants to contribute after-tax dollars to the Profit Sharing Plan prior to 1987 and is no longer contributory. McDESOP consists of two components. The first component is a salary deferral plan with Company matching allocations, and the second component is an employee stock ownership plan ("Leveraged ESOP"). Effective December 29, 1995, the McDonald's Corporation Stock Sharing Plan ("Stock Sharing Plan") was merged with the Program ("Merged Plan"). The assets of the Stock Sharing Plan were transferred into McDESOP. The Plan documents with respect to the respective portions of the Merged Plan remained in effect until the Program, as amended and restated effective January 1, 1997, became effective. The Program was since amended and restated effective November 1, 1998. In addition, the Program has three amendments effective June 1, 2000, January 1, 2001, and March 1, 2001, respectively. The Program is administered by a committee of employees ("Administrative Committee") of McDonald's Corporation ("the Company" or "Plan Sponsor") as selected by the Board of Directors of the Company. The following description of the Program provides only general information. Participants should refer to the Program Summary Plan Description and Prospectus for a more complete description.

Eligibility

Under provisions of the Program, an employee becomes eligible for participation at age 21 or older and after one year of "eligibility service" as defined by the Program documents. Employees enter the Program on the first entry date, either January 1 or July 1, following completion of eligibility requirements.

Investments and Elections

All Profit Sharing investments other than those in the Blended Stock/Bond Fund are held by The Northern Trust Company ("the Custodian") under a custodial agreement dated September 27, 1989. Blended Stock/Bond Fund investments are held and managed by Wellington Trust Company, National Association. T. Rowe Price Associates, Inc. manages the Money Market Fund. PRIMCO Capital Management manages the Stable Value Fund. Jennison Associates, Institutional Captial Corporation, Blackrock Financial Management Inc., and Chartwell Investment Partners are investment managers for the Diversified Stock Fund. The S&P Index Fund is a mutual fund managed by Vanguard Group, and the International Stock fund is comprised of two mutual funds, managed by Morgan Stanley Asset Management and Dresdner RCM Global Investors. Subject to the objectives and restrictions of the individual investment funds, the fund managers have discretionary authority for the purchase and sale of investments other than McDonald's Corporation Common Stock. The Northern Trust Company is the administrator for the Profit Sharing Plan's McDonald's Common Stock Fund.

The Trustees (employees of the Company appointed by the Board of Directors) are authorized to invest all of the assets of McDESOP and Leveraged ESOP in shares of Company stock. The allocated assets are held by The Northern Trust Company. The unallocated Leveraged ESOP shares are also held at The Northern Trust Company as custodian for McDonald's Corporation and Wachovia Bank. Proceeds from the Leveraged ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

Participants may elect, as often as 12 times per year, to have their Profit Sharing account balances invested in 5% increments in one or any combination of the Plan's investment funds.

McDESOP and Leveraged ESOP Investments

Participant elected contributions to McDESOP are invested by The Northern Trust Company on behalf of the Trustees in shares of common stock of the Company unless the participant chooses alternative investment funds. Participants may elect, as often as 12 times per year, to have their own 401(k) contribution account balances invested in 5% increments in one or any combination of the Plan's investment funds. Shares of common stock for McDESOP are purchased in the open market through a national securities exchange. Proceeds from the Leveraged ESOP loans have been used to purchase common stock of the Company.

Any dividends or other distributions paid on shares owned by the Program (see
Note 7 regarding Leveraged ESOP stock dividends) are used to repay the Leveraged ESOP loans, and common stock equal to the value of the dividends on allocated shares are transferred from unallocated shares and allocated to participants' accounts.

Allocation of Contributions and Earnings

Company contributions to the Profit Sharing Plan are determined by the Board of Directors. The Board may elect to make this discretionary contribution in the form of cash or McDonald's common stock or any combination of the two. In addition, the Board may define eligibility requirements to receive this contribution based on employee age, hours of service, and pay class. The Profit Sharing Plan contribution is allocated to eligible participants who are 21 years old, have received credit for at least 1,000 hours of service during the year, and are employed at the end of the year. In addition, participants who terminate before the last day of the year due to the sale of a Company restaurant, death, disability, retirement on or after age 55, or who have 10 years of credited service in the Program prior to termination, share in the allocation of the Profit Sharing contribution in the year their employment terminates. The allocation to participants is based on their respective considered compensation compared to all eligible participants, as defined. As soon as administratively possible after year-end, the Profit Sharing contribution is reinvested in accordance with participants' investment elections in effect at that time.

Participant elected salary reductions for McDESOP are credited directly to participants' accounts. Company matching allocations are credited based on 50% of each participant's salary reductions up to the matched level. The matched level varies depending on pay class and employer.

Program net investment income or loss is allocated to participants semimonthly based on their respective account balances at the beginning of the semimonthly period. Participants' Profit Sharing accounts are credited with the income, gains, and losses of the investment fund(s) in which their accounts are invested.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP)

In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald's Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price, or $0.12579 per share each quarter. In September 1992, the Company redeemed 16,000,000 shares of unallocated Series B Preferred shares held by the Leveraged ESOP. In August 1995, the Company redeemed the remaining 6,230,058 unallocated Series B preferred shares, and in December 1995, the remaining 4,176,122 allocated Series B preferred shares were redeemed. Prior to each redemption, the Program's Trustees converted each share of Preferred Stock into
 .7692 shares of McDonald's Common Stock, or 12,307,200, 4,792,159, and 3,212,271
shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Program. Effective
November 1, 1998, released shares are first used to make matching McDESOP allocations and any remaining shares released are allocated annually to eligible participants' accounts based on their respective considered compensation. Due to the Leveraged ESOP refinancing discussed in Note 7, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald's Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP, and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price or $0.1449 per share each quarter. In August 1995, the Company redeemed the remaining 8,928,110 unallocated Series C preferred shares, and in December 1995, the remaining 2,710,514 allocated Series C preferred shares were redeemed. Prior to each redemption, the Program's Trustees converted each share of Preferred Stock into .8 shares of McDonald's Common Stock or 7,142,486 and 2,168,409 shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Program. Effective November 1, 1998, released shares are first used to make matching McDESOP allocations and any remaining shares released are allocated to eligible participants' accounts based on their respective considered compensation. Due to the 1999 Leveraged ESOP refinancing discussed in Note 7, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

Vesting

McDESOP accounts are fully vested and nonforfeitable regardless of the participant's length of employment with the Company. For participants terminating employment prior to January 1, 2000, Profit Sharing and Leveraged ESOP accounts are 5% vested at the end of two years of credited service and 20% vested at the end of three years, increasing by 20% at the end of each subsequent year to 100% at the completion of seven years. Effective January 1, 2000, for employees who are active on or after that date, participants vest 20% for each year of credited service until they reach a 100% vested status after completing five years of credited service. If termination of employment is by reason of death, permanent disability, or retirement on or after attaining age 55, or if the Program is terminated, the participant's interest in these accounts is 100% vested.

Diversification

Effective September 1, 2000, participants at least age 50 are eligible to diversify portions of their existing Leveraged ESOP balances and any future contributions into the Profit Sharing Plan investment funds. Participants age 50 or older can diversify all or a portion of their existing McDESOP balances and future contributions. All participants in McDESOP may elect to diversify all or a portion of both existing and future participant contributions and related earnings into the Profit Sharing Plan Investment Funds in increments of 5%. Company matching contributions are not eligible to be diversified by those who are not yet age 50, and will remain invested in McDonald's common stock.

Termination and Forfeitures

Participants who terminate their employment with the Company are entitled to receive the vested interest in their Program accounts within a reasonable time following the close of the year in which the termination has occurred. The nonvested balance is forfeited at the end of the year in which the participant has five consecutive breaks-in-service, or upon distribution of the vested balance, whichever is earlier. If the participant resumes employment with the Company before incurring five consecutive breaks-in-service and requalifies to enter the Program, the forfeited nonvested balance is reinstated. If a participant does not terminate but has less than 500 hours of credited service during a calendar year, a break-in-service occurs.

Profit Sharing forfeitures are first used to fund participants' McDESOP account adjustments and then are used to fund the McDESOP Company match.

Leveraged ESOP forfeitures are allocated at the end of the calendar year to participants in the same manner as the allocation of the Company Leveraged ESOP contributions.

Forfeitures also include amounts forfeited as a result of unclaimed payouts greater than two years old for the Profit Sharing Plan, Leveraged ESOP, and McDESOP.

A terminated participant with vested benefits in excess of $5,000 will not receive a distribution from the Program until age 70 1/2 unless an earlier distribution is elected. Such accounts will continue to share in the allocation of investment income, and Profit Sharing Plan accounts will continue to be invested in accordance with the participant's investment elections.

Rollovers

The Program allows employees who were in a tax-qualified plan elsewhere to roll over all or part of their previous plan money into the Program where it can be invested in one or a combination of the Profit Sharing Plan investment funds. To qualify, the employee must contribute all or part of the amount received, excluding the employee's after-tax contributions, to the Program within 60 days after receiving a payout from the other plan.

Voting

Participants are entitled to direct the Trustees in voting shares of McDonald's Stock credited to their accounts. In addition, participants who are employees may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

Program Termination

Although it has not expressed any intent to do so, the Company has the right under the Program to discontinue its contributions at any time and to terminate the Program subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Program termination, participants will become fully vested in their accounts.

Stock Split

On January 29, 1999, McDonald's Corporation announced a two-for-one stock split which was effected in the form of a stock dividend and was payable on March 5, 1999, to shareholders of record on February 12, 1999. Common stock amounts included in the accompanying financial statements reflect the two-for-one stock split.

Investments

The Program holds a beneficial interest in the McDonald's Savings and Profit Sharing Master Trust (Master Trust). Earnings, market adjustments, fees, and expenses relating to investment transactions of the Master Trust are allocated to the participating plans (the Program and MHDC Partners Savings and Profit Sharing Plan) based on each plan's share of the Trust assets.

Investments (except for those in insurance contracts) are stated at fair market value. Investments in common and preferred stocks and corporate bonds are valued at the closing exchange prices reported by the New York Stock Exchange. The market values for commercial paper and other short-term investments are cost plus accrued interest which approximates current market value. The values of the common trust funds are based on quoted redemption values. Such redemption values primarily reflect quoted market prices for the underlying securities. The insurance contracts are stated at contract value which represents cost plus accrued interest less withdrawals.

Purchases and sales of securities are accounted for on the trade date. Realized gains or losses on the sale of securities are based on the average cost of the securities. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

2.  Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Company Contributions

Company contributions to the Profit Sharing, Leveraged ESOP, and McDESOP Plans are recorded as expense to the Company on an accrual basis. Profit Sharing Plan and Leveraged ESOP contributions are recorded in participants' accounts when received annually. The McDESOP Company matching allocations are recorded in participants' accounts semimonthly, and participant elected salary reductions are recorded in participants' accounts at the end of the applicable payroll period. Participants' rollover contributions are recorded when received.

Unallocated Net Assets Available for Benefits

Unallocated net assets available for benefits represents the market value of shares of McDonald's common stock purchased through the Leveraged ESOP which has not been released for allocation to participants' accounts, offset by the balance of the debt issued by the Leveraged ESOP. Unallocated net assets available for benefits is reduced by the market value of the shares as they are allocated to participants.

Reclassifications

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3.  Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

                                                         December 31
                                                      2000          1999
                                                  ----------------------------

Net assets available for benefits per the
   financial statements                            $2,270,609     $2,727,954
Amounts allocated to withdrawing participants         (30,297)       (15,654)
                                                  ----------------------------
Net assets available for benefits per the Form
   5500                                            $2,240,312     $2,712,300
                                                  ============================

Amounts allocated to withdrawing participants by investment are as follows (in thousands):

                                                                         December 31
                                                                     2000            1999
                                                                 ---------------------------
     Holding Accounts                                             $    205        $     19
     Money Market Fund                                                 687             492
     Stable Value Fund                                               2,863           1,274
     Blended Stock/Bond Fund                                           534             386
     Diversified Stock Fund                                          4,753           1,353
     S&P 500 Index Fund                                              1,183             399
     International Stock Fund                                          585               -
     McDonald's Common Stock                                        19,487          11,731
                                                                 ---------------------------
                                                                  $ 30,297        $ 15,654
                                                                 ===========================

The following is a reconciliation of benefits paid to terminated participants per the financial statements to Form 5500 (in thousands):

                                                                    Year ended December 31
                                                                     2000            1999
                                                                 ---------------------------
     Benefits paid to terminated participants per the
        financial statements                                      $190,445        $179,629
     Add:  Amounts allocated on Form 5500 to withdrawing
        participants at end of year                                 30,297          15,654
     Less: Amounts allocated on Form 5500 to withdrawing
        participants at beginning of year                          (15,654)        (31,588)
                                                                ----------------------------
     Benefits paid to participants per the Form 5500              $205,088        $163,695
                                                                ============================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

4. Investments

During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows (in thousands):

                                                                      December 31
                                                            2000                           1999
                                           ------------------------------------------------------------------
                                                               Net Realized                   Net Realized
                                                              and Unrealized                 and Unrealized
                                                               Appreciation                   Appreciation
                                                              (Depreciation)                 (Depreciation)
                                                                 in Value                      in Value
                                                                During the                    During the
                                                  Value            Year            Value         Year
                                           ------------------------------------------------------------------
Investments, at fair value:
   Commercial paper and other
     short-term investments                  $     66,330    $        103     $     55,722    $       68
   Corporate Bonds                                    500              (1)           2,496             -
   Government Bonds                                     -               -                -             7
   Asset-Backed Securities                              -               -            1,000             -
   Common and preferred stocks                    330,670         (28,085)         319,503        65,946
   McDonald's Corporation Common
     Stock                                      1,676,121*       (343,115)       2,168,170*       13,634
   Common Trust funds                              51,148          (2,109)          59,238        (3,752)
Investments, at contract value:
   Pacific Life Insurance Contract                  2,038               -              752             -
   Caisse Des Depots Insurance Contract             7,067               -            2,254             -
   Allstate Life Guaranteed Insurance
     Contact                                       20,845               -           13,036             -
   Pacific Life Insurance Contract                 23,381               -           23,370             -
   Pacific Life - MBIA Insured                     28,002               -           26,249             -
   Principal Life Insurance Contract               34,133               -           40,422             -
   Principal Life Insurance Contract               34,514               -           32,267             -
   Caisse Des Depots Insurance Contract            34,771               -           21,285             -
   Pacific Mutual Guaranteed Interest
     Contract                                      80,948               -          100,787             -
                                           ------------------------------------------------------------------
                                             $  2,390,468    $   (373,207)    $  2,866,551    $  175,903
                                           ==================================================================

*Individual investment which represents 5% or more of net assets available for benefits.

The following is a summary of each insurance contract held at December 31, 2000:

                                                                 2000         1999
                                               2000     1999   Crediting   Crediting                        Fair          Fair
                                             Average  Average  Interest     Interest        Book           Market       Value of
                                              Yield    Yield     Rate*        Rate         Value           Value        Wrapper
                                            ----------------------------------------------------------------------------------------
Pacific Life Insurance Contract                7.65%    6.27%    7.92%       7.04%     $  2,038,058    $  2,116,976     $        -
Caisse Des Depots Insurance Contract           6.18%    4.52%    5.68%       5.98%        7,066,884       7,064,845              -
Allstate Life Guaranteed Insurance Contact     5.79%    5.90%    5.83%       5.74%       20,845,649      21,229,656       (384,007)
Pacific Life Insurance Contract                7.19%    6.26%    6.83%       6.55%       23,381,062      23,485,419              -
Pacific Life - MBIA Insured                    6.66%    6.68%    6.49%       6.49%       28,002,491      28,348,927              -
Principal Life Insurance Contract              8.07%    7.99%   10.38%       7.42%       34,133,682      37,454,645              -
Principal Life Insurance Contract              6.94%    7.22%    6.94%       6.91%       34,514,381      36,545,182              -
Caisse Des Depots Insurance Contract           7.27%    6.91%    8.36%       7.06%       34,772,251      35,026,034              -
Pacific Mutual Guaranteed Interest Contract    6.36%    7.57%    6.38%       7.57%       80,950,075      81,524,574       (574,499)
                                                                                     ---------------------------------
                                                                                        265,704,533     272,796,258
                                                                Less:MHDC Partners           (5,672)         (5,672)
                                                                                     ---------------------------------
                                                                                       $265,698,861    $272,790,586
                                                                                     =================================


*The crediting interest rate is determined at the beginning of each calendar year.

                 McDonald's Corporation Profit Sharing Program

5.  Nonparticipant-Directed Investments

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investment is as follows:

                                                           December 31
                                                     2000              1999
                                                   -----------------------------
Assets
McDonald's common stock                             $433,275         $611,209

                                                      Year ended December 31
                                                     2000               1999
                                                   -----------------------------
Changes in assets:
   Company contributions                            $ 17,002         $ 24,287
   Benefit payments                                  (39,875)         (46,363)
   Management and administrative expenses               (285)            (395)
   Net realized and unrealized appreciation
     (depreciation) in fair value of common stock    (86,261)          31,661

6.  Master Trust Summarized Information


The following represents the summarized information of the net assets of the McDonald's Savings and Profit Sharing Master Trust as of December 31 (in thousands):


                                                     2000               1999
                                                  -----------------------------

Total investments                                   $2,391,249       $2,867,468
Total receivables                                       11,820           12,737
Total liabilities                                     (131,668)        (151,320)
                                                  -----------------------------
Net assets                                          $2,271,401       $2,728,885
                                                  =============================

Program's share of net assets                       $2,270,609       $2,727,954
                                                  =============================

Dividend income                                     $   15,347       $   15,113
Interest income                                         22,611           24,602
Net realized and unrealized appreciation
   (depreciation) in fair value of investments        (373,348)         175,953
Total expenses                                         (13,166)         (15,006)
                                                  -----------------------------
Total net investment income                        $  (348,556)     $   200,662
                                                  =============================

Program's share of net investment income (loss)    $  (348,418)     $   200,606
                                                  =============================

The Program held a 99.9% interest in the Master Trust December 31, 2000 and
1999.

                 McDonald's Corporation Profit Sharing Program

7.  Notes Payable

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for 3 years with a final maturity of July 15, 2002. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

In December 1994, the Leveraged ESOP issued a total of $17,460,000 of 6.52%, 6.59%, and 6.57% Guaranteed ESOP Notes, Series C, with final maturities of September 15, 2004, June 1, 2006, and December 1, 2005, respectively. In November 1999, $8,684,656 of these notes were paid down, leaving a total of $8,775,344 remaining. In December 1995, the Leveraged ESOP issued a total of $18,970,000 of 6.74%, 6.75%, 6.72%, and 6.68% Guaranteed ESOP Notes, Series C,
with final maturities of December 1, 2004 and 2005, September 15, 2004, and December 15, 2003, respectively. In November 1999, $11,771,030 of these notes were paid down, leaving a total of $7,198,970 remaining. In December 1996, the Leveraged ESOP issued a total of $20,220,000 of 6.82%, 6.75%, and 6.77% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 15, 2002, and December 15, 2003, respectively. In November 1999, $14,181,859 of these notes were paid down, leaving a total of $6,038,141 remaining. In December 1997, the Leveraged ESOP issued a total of $18,350,000 of 6.89%, 6.86%, and 6.81% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 1, 2003, and December 15, 2002, respectively. In November 1999, $13,600,913 of these notes were paid down, leaving a total of $4,749,087 remaining. All proceeds were used for prepayment of the Series A and B Guaranteed ESOP Notes. The terms of the Series C Notes require semiannual interest payments with lump-sum principal payments at maturity date.

The Series A, Series B, and Series C Notes are collateralized by unallocated shares of McDonald's common stock, valued at $184,737,000, $91,450,000, and $55,779,000, respectively, at December 31, 2000. All Notes are guaranteed by McDonald's Corporation. Holders of the Notes have no recourse against the assets of the Leveraged ESOP, except for such collateralized shares, cash contributions to the Leveraged ESOP, and earnings attributable to such collateralized shares or contributions which were valued at approximately $336,151,000 at December 31, 2000. The unallocated shares of McDonald's common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

                 McDonald's Corporation Profit Sharing Program

7.   Notes Payable (continued)

Following are maturities of the Notes for each of the next five years (in thousands):

                                Series A   Series B       Series C
                                 Notes       Notes         Notes       Total
                             ---------------------------------------------------

2001                           $ 5,322     $ 2,681       $     -    $  8,003
2002                             2,142       1,079         4,182       7,403
2003                                 -           -         7,181       7,181
2004                                 -           -         7,895       7,895
2005                             1,164         586         5,203       6,953
Beyond 2005                     55,948      28,185         2,300      86,433
                             ---------------------------------------------------
Total over remaining
 life of Notes                 $64,576     $32,531       $26,761    $123,868
                             ===================================================

8.   Administrative Fees

The custodian and investment managers' fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants' accounts. Certain administrative expenses directly associated with the Program are paid by the Program and charged to participants' accounts, including salary expenses for certain McDonald's employees. The Company provides other administrative services to the Program without charge.

9.   Income Tax Status

The Program has received a favorable determination letter dated July 6, 1999, from the Internal Revenue Service (the IRS) stating that the Program is qualified under Section 401(a) of the Internal Revenue Code (IRC) and that the Leveraged ESOP component of the Program constitutes an employee stock ownership plan that meets the requirements of Section 4975 of the IRC. The Trusts established in connection with the Program appear to be exempt from federal income taxes.

10.  Transactions With Parties In Interest

During 2000 and 1999, the Program received $10,688,000 and $10,691,000, respectively, in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 7, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and
Section 4975(d)(3) of the IRC. Fees paid during the year for accounting and other services rendered by parties in interest were based on customary and reasonable rates for such services.

                                   SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          McDONALD'S CORPORATION
                                          PROFIT SHARING PROGRAM

                                          By:   ADMINISTRATIVE COMMITTEE


Date:   June 21, 2001                     By:   /s/ Eugene J. Stachowiak
                                                ----------------------------
                                                Vice President, Trustee, and
                                                Member of the Administrative
                                                Committee